Exhibit 99.1

BALLARD ANNOUNCES ACQUISITION OF UK-BASED GEOPURA, POWERING FUTURE GROWTH AND TRANSFORMING BALLARD INTO AN INTEGRATED HYDROGEN ECOSYSTEM PROVIDER

  Transformative acquisition of a rapidly growing market leader of large-scale zero-emission hydrogen-based stationary power solutions
  Expands Ballard's business model to include an energy-as-a-service solution with a bundled offering combining hydrogen production, distribution, logistics, refueling, fuel cells, and stationary power generation to drive higher revenue per megawatt and highly recurring revenue potential
  Builds upon a longstanding and proven partnership with GeoPura, where Ballard supplies fuel cell engines to GeoPura's Hydrogen Power Units
  Expands addressable market into high-growth end-markets in a capitally efficient manner, supported by secured hydrogen supply and government policy backing
  Maintains Ballard's path to profitability by 2028, unlocking US$25 million in annual run-rate EBITDA synergies

VANCOUVER, BC, June 23, 2026 /CNW/ - Ballard Power Systems Inc. (NASDAQ: BLDP) (TSX: BLDP) ("Ballard", the "Company"), a global leader in hydrogen fuel cell technology, today announced that it has entered into a definitive agreement (the "Agreement") to acquire GeoPura Limited ("GeoPura"), a zero-emission hydrogen-based power solutions provider (the "Transaction"). The Transaction consists of an upfront equity purchase price of £275.0 million ("Upfront Consideration"), funded through a combination of £82.5 million in Ballard cash on hand and the issuance of ~50.8 million Ballard common shares to GeoPura shareholders, at US$5.02 per share, based on Ballard's 30-day volume-weighted average share price. In addition to the Upfront Consideration, Ballard will pay contingent consideration of up to £27.5 million if GeoPura achieves certain specified financial milestones after closing of the Transaction. The total transaction enterprise value1, including assumption of GeoPura net debt and excluding contingent consideration, is £301.1 million (~US$400 million).

The Transaction represents a transformative acquisition that establishes Ballard as a vertically integrated and capitally efficient energy-as-a-service ("EaaS") provider with end-to-end capabilities spanning hydrogen production, distribution, logistics, refueling, fuel cells, and high-performance stationary power solutions.

Founded in 2019 and headquartered in the United Kingdom, GeoPura has built a rapidly growing business focused on developing, leasing and selling Hydrogen Power Units ("HPUs") and hydrogen fuel supplied through its three production sites, including a 50% ownership interest in UK-based HyMarnham Power. The combined HPU and fuel offering delivers a competitive, grid-independent power solution with high reliability, instant-on responsiveness, low noise, and zero-emissions across a variety of end-markets. GeoPura's broad customer base includes Aggreko, Balfour Beatty, BBC, Disney, Equinix, Microsoft, Netflix, Sunbelt Rentals, UK Ministry of Defence, and others.

The Transaction builds on a proven Ballard-GeoPura partnership and strong strategic alignment. GeoPura's UK-developed technology and British manufacturing complement Ballard's Canadian fuel cell expertise, creating a platform grounded in shared values, common history, and a commitment to reliable, zero-emission power. This Canadian-British combination supports global expansion by pairing GeoPura's hydrogen ecosystem with Ballard's world-class fuel cell platform to deliver a bundled customer offering and unlock meaningful efficiencies for existing and future customers.

 GeoPura CEO Andrew Cunningham (left) and CTO Theo Elmer (right) in front of an HPU-2 500kW system containing Ballard Fuel Cell Engines. (CNW Group/Ballard Power Systems Inc.)

MANAGEMENT REMARKS

Marty Neese, President and Chief Executive Officer of Ballard, commented, "This is a truly transformative acquisition that establishes Ballard as a leading, fully integrated hydrogen ecosystem provider and positions us to capitalize on the accelerating global energy transition and increasing demand for energy resilience. GeoPura's exceptional team has built a best-in-class hydrogen power solutions business with reliable technology, blue-chip customer relationships, and an attractive growth trajectory. By combining Ballard's world-class fuel cell technology with GeoPura's energy-as-a-service business model, we create a Company well-positioned to serve end-markets demanding secure, reliable, low noise, and emissions free power for their mission-critical applications. This acquisition significantly accelerates our revenue growth, shifts our business toward recurring, high-margin revenues and reinforces our path to profitability by 2028. We're excited to welcome the GeoPura team to Ballard and to execute on the significant opportunities ahead."

Andrew Cunningham, Founder and Chief Executive Officer of GeoPura, commented, "When your work powers film and live television, hospitals, defence, essential infrastructure, and construction with reliable off-grid and grid-support systems, your engine supplier is central to your success. For GeoPura, Ballard has stood head and shoulders above the rest. They are the only partner able to deliver the fuel cell capabilities we need, backed by the deep engineering expertise required to ensure unbeatable product quality from kilowatt to megawatt. I am incredibly excited to combine GeoPura's high-performance capabilities with Ballard's product excellence, giving customers worldwide the best value from our fully integrated energy-as-a-service offering."

GeoPura Chairman, Lord Richard Harrington, former Business and Industry Minister and Chair of Make UK said, "Ballard's investment reflects its confidence in a UK manufacturing business using UK technology that will now be exported around the world. I am excited by the company's global expansion plans and look forward to supporting them on this journey."

COMPELLING STRATEGIC RATIONALE

  Building an Ecosystem with a Bundled Offering: By combining Ballard's fuel cell technology with GeoPura's integrated hydrogen production, logistics, and stationary power capabilities, the Company maximizes revenue per megawatt through multiple customer touchpoints. This results in a significant increase in lifetime value capture of each megawatt deployed.
  Access to Stationary Power Market with Proven Product Portfolio: Establishes Ballard's entry into the high-growth stationary power market with an immediately deployable and proven hydrogen genset product suite delivering "six nines" reliability (99.9999% uptime) and well-established customer base. GeoPura's HPUs serve construction, film and television, events, transportation, healthcare, defence, and potentially the rapidly expanding data centre applications, positioning Ballard to capture these growing markets globally.
  Accelerating Growth and Profitability: GeoPura's business model generates recurring revenues from HPU leasing with hydrogen supply and logistics, alongside HPU and hydrogen sales. GeoPura expects 2026 revenue to be approximately £38 million. Together with Ballard, the large total addressable market and secular tailwinds reshape Ballard's financial profile into an EaaS operator with accelerated growth and a clearer pathway to Ballard's 2028 profitability target.
  Unlocking Total Addressable Market Growth with Supportive Policy Environment: GeoPura's stationary power platform expands Ballard's addressable market beyond mobility and into high-growth end-markets where HPUs serve as mission-critical power infrastructure. GeoPura also holds the UK government's inaugural Hydrogen Allocation Round 1 (HAR1) contract, a subsidy mechanism guaranteeing hydrogen production revenues over fifteen years, providing substantial revenue visibility. This policy support, combined with GeoPura's 50% ownership of the HyMarnham hydrogen production facility and its capitally efficient expansion capacity, uniquely positions Ballard to expand its market reach and capitalize on accelerating decarbonization mandates and critical power demands globally.
  Highly Synergistic: The longstanding Ballard-GeoPura technology partnership provides a proven foundation upon which to grow the business and integrate the two highly complementary teams. Ballard will achieve structural cost advantages that enhance competitive positioning while creating demand pull-through within HPU end-markets. Approximately US$25 million in high-confidence run-rate EBITDA synergies have been identified, driven by revenue expansion and cost optimization. GeoPura's experienced management team strengthens execution and accelerates value realization.

TRANSACTION TERMS AND FINANCING DETAILS

Under the terms of the Agreement, Ballard will acquire 100% of GeoPura, including GeoPura's 50% ownership in HyMarnham Power, for total Upfront Consideration of £275.0 million. The Upfront Consideration will be funded with £82.5 million in Ballard cash on hand, with the remainder to be funded through newly issued Ballard common shares provided to GeoPura shareholders, thereby maintaining Ballard's strong balance sheet. The number of Ballard shares to be issued to GeoPura shareholders is ~50.8 million, calculated based on a 30-day volume-weighted average price of Ballard common shares preceding announcement of the Transaction. Upon closing of the Transaction, GeoPura shareholders are expected to own approximately 14.4% of Ballard on a pro-forma basis. GeoPura shareholders will also enter into customary lock-up agreements restricting the sale or transfer of their Ballard common shares for a specified period following the closing of the Transaction.

In addition to the Upfront Consideration, Ballard will pay contingent consideration of up to £27.5 million if GeoPura achieves certain financial milestones after closing of the Transaction.

The total transaction enterprise value1, including assumption of GeoPura net debt and excluding contingent consideration, is £301.1 million (~US$400 million).

ADDITIONAL DETAILS AND CLOSING

Following completion of the Transaction, GeoPura's Founder and Chief Executive Officer, Andrew Cunningham, is expected to assume the role of President of Ballard, reporting to Marty Neese, as Ballard's Chief Executive Officer. Additionally, Ballard expects to include Andrew Cunningham and Lord Richard Harrington, current Chairman of GeoPura, as nominees to its Board of Directors, designated by GeoPura shareholders.

The Transaction has been unanimously approved by the Board of Directors of both Ballard and GeoPura and is subject to customary closing conditions for a transaction of this nature, including UK National Security and Investment Act filing and the approval of the TSX for the issuance of the Ballard common shares pursuant to the Transaction. The Transaction is expected to close in the second half of 2026.

ADVISORS

RBC Capital Markets is serving as exclusive financial advisor to Ballard. Ashurst LLP and Stikeman Elliott LLP are serving as legal counsel to Ballard.

Barclays is serving as exclusive financial advisor to GeoPura and Winston Taylor LLP is serving as legal counsel to GeoPura.

CONFERENCE CALL AND WEBCAST

Ballard will host a webcast June 23, 2026 at 11:00am E.T. to discuss the Transaction. Marty Neese, President and Chief Executive Officer of Ballard, Kate Igbalode, Senior Vice President and Chief Financial Officer of Ballard, and Andrew Cunningham, Founder and Chief Executive Officer of GeoPura, will present on the webcast. The live call can be accessed by dialing +1-833-821-2814 (Canada/US toll free). Alternatively, a live webcast can be accessed through a link on Ballard's homepage (www.ballard.com) or the following link: Announcement Conference Call

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Cautionary Statements Regarding Forward-Looking Information
This press release contains certain information that may constitute "forward-looking information" within the meaning of applicable Canadian Securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (together, "forward-looking statements"). Often, but not always, forward-looking statements can generally be identified by the use of forward-looking words such as "may", "will", "expect", "intend", "plan", "estimate", "anticipate", "continue", and "guidance", or other similar words and may include, without limitation, statements regarding the Transaction, its terms and completion thereof, the benefits of the Transaction to Ballard shareholders and other stakeholders, plans, strategies and objectives of management and expected costs or production outputs. There can be no assurances that the Transaction will be completed on the terms set out in this press release or at all. Forward-looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance and achievements to differ materially from any future results, performance or achievements. Relevant factors may include, but are not limited to, receipt of necessary regulatory approvals of the Transaction, foreign exchange rate fluctuations, general economic conditions, increased costs, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions, recruitment and retention of personnel and potential litigation. Forward-looking statements are based on the Company's and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. The Company does not give any assurance that the assumptions on which forward-looking statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or its management or beyond the Company's control. Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward-looking statements, there may be other factors that could cause actual results, performance, achievements or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this press release speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances.

Contact Information
Sumit Kundu – Investor Relations, +1.604.360.9714 or investors@ballard.com

[1]Including assumption of 50% of the debt associated with the HyMarnham joint venture.

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SOURCE Ballard Power Systems Inc.

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CNW 08:05e 23-JUN-26